Exhibit 99.5

Consent of Monroe Financial Partners, Inc.

We hereby consent to the inclusion of our opinion letter, dated June 6, 2014, to the Board of Directors of United Group Banking Company of Florida, Inc. as Appendix D to the joint proxy statement-prospectus that is part of the Registration Statement on Form S-4 (the “Registration Statement”) of National Commerce Corporation (“NCC”), as filed with the Securities and Exchange Commission, and to references to our firm and such opinion in such joint proxy statement-prospectus. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, nor do we admit that we are “experts” with respect to any part of the Registration Statement for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

MONROE FINANCIAL PARTNERS, INC.

/s/ Monroe Financial Partners, Inc.

August 18, 2014